SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER , 2003 .
                                          -------   -----

                              HILTON PETROLEUM LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.





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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Petroleum Ltd.
                                              (Registrant)

Date  October 7, 2003                         By  /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


1 Print the name and title of the signing officer under his signature.



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                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

             Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")

        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")

   Section 80(1) of the Securities Act, Saskatchewan (the "Saskatchewan Act")


1.     Reporting Issuer

       The full name of the Issuer is HILTON PETROLEUM LTD. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

       #1305 - 1090 West Georgia Street
       Vancouver, British Columbia   V6E 3V7
       Phone: (604) 685-9316

2.     Date of Material Change

       October 7, 2003

3.     Press Release

       The press release was released on October 7, 2003 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.     Summary of Material Change(s)

       See attached press release for details.

5.     Full Description of Material Change

       See attached press release for details.

6. Reliance on Section 85(2) of the British Columbia Act and Section 118(2) of the Alberta Act

       Not Applicable

7.     Omitted Information

       Not Applicable


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                                      - 2 -


8.     Officer

       The following officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

       Nick DeMare,
       President & CEO
       Phone: (604) 685-9316

9.     Statement of Officer

       The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 7th day of October, 2003.




                                             /s/ Nick DeMare
                                             -----------------------------------
                                             Nick DeMare, President & CEO


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                              HILTON PETROLEUM LTD.
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                         TSX Venture: HPM / OTCBB: HPMPF
                        Web Site: www.hiltonpetroleum.com

--------------------------------------------------------------------------------

NEWS RELEASE                                                     OCTOBER 7, 2003

                Hilton to Acquire Interest in Large Land Package
                    El Nayar Silver/Gold Mining Area, Mexico


The Company is pleased to announce that it has finalized a heads of agreement for an option to acquire a 60% interest in the El Nayar Project Area, which includes the Guanajuatillo Mine, La Castellana and Los Limones Properties totalling approximately 6,722 hectares in the State of Nayarit, Mexico. The optionor is Minera San Jorge S.A. de C.V. ("MSJ"), a private Mexican company at arms-length to the Company. The terms of the agreement allow for a due diligence period during which the Company will conduct initial exploration programs to assess the merits of the properties and conduct further legal due diligence regarding land tenure and environmental concerns or liabilities.

Under the terms of the option agreement the Company will have three years to earn its 60% interest by funding US $1 million of expenditures on the properties. These expenditures include all land holding costs and option payments. The Company has agreed to make option payments of US $50,000, of which US $25,000 is due October 21, 2003 and US $25,000 is payable upon approval by the TSX Venture Exchange ("TSX-V"). The Company has also agreed to issue 100,000 common shares upon TSX-V approval, with additional shares to be issued over the next three years. To earn its 60% interest the Company will issue a total of 1.1 million shares. In the first 12 months a total of 300,000 shares are to be issued to the optionor.

Geology
-------
The El Nayar Project area is in an area of extensive alteration and mineralization related to historic mining efforts conducted by the Spanish and, in more modern times, by English and American mining interests. This group of mines is immediately west and north of Tumi Resources' Gran Cabrera Project and 10 km. NW of Admiral Bay's Monte de El Favor silver and gold project. The Guanajuatillo Mine was the first silver and gold mine staked by the Spanish Conquistadores in what is now the State of Nayarit. This historic group of gold-silver deposits is located in the area of intersection of the prolific gold-silver producing belts of the western margin of the Sierra Madre Occidental within a complex sequence of pre-mineral Lower Volcanics capped by post-mineral Upper Volcanics. The immediate mine areas are largely covered by recent ash falls from volcanos located nearby in the NeoVolcanic Belt of Mexico. The mineralization mined by the Spanish occurred within highly oxidized brecciated veins and stockworks containing bonanza grade silver and gold mineralization.

The structural preparation of the rocks in the El Nayar area prior to the mineralizing event was intense and can be linked to the fact that this historic mining district lies at the intersection of two regional-scale deformational trends, one NNW, the Sierra Madre of Mexico, and the other WNW, the NeoVolcanic Belt.


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Hilton Petroleum Ltd.
October 7, 2003
Page 2



Large portions of the known, historic silver-gold deposits were mined for oxidized ores. There are large areas remaining to be explored using modern exploration techniques to determine the extent of gold and silver oxidized mineralization which are highly amenable to heap leach recovery methods or recovery using standard milling followed by agitation leaching in tanks.

Project Development
-------------------
The Company is acquiring an option to purchase 60% of all the El Nayer Project Area interests held or controlled by MSJ and plans to begin an exploration and development program to expand the work of recent exploration programs conducted by other companies. Subject to the results of the Company's initial exploration work, it is anticipated that mine development can be initiated on a fast-track basis given the historical grades mined and the ore grades reported and processed in more recent times.

All work will be conducted under the close supervision of a Qualified Person, as defined under NI 43-101, and all assays will be performed by laboratories certified to do sample preparation and analyses with check blind check samples submitted on a routine basis. All ore reserve estimates will be checked by a reputable, independent third party. All further mine development, working capital and mine equipment cost estimates will also have independent third party verification. At this time it is not known if any of the mineralization found in the old stopes and at the surface is amenable to modern heap leaching techniques. Part of the early-stage testing will be checking highly oxidized, ore grade silver and gold mineralization to see if it can be processed using run-of mine ("ROM") leaching of ore. Under ROM leaching, ore is mined and transported to the leach pad without being crushed.

Historical production went from bonanza grade oxidized material to rich sulfide ores processed in a mill in the region. The Company's objective is to restart the mill after sufficient information regarding ore grades remaining in situ or as back fills in the old mines is gathered and analyzed.

The Company's common shares are listed on the TSX Venture Exchange under the symbol "HPM" and, in the United States, on the OTC Bulletin Board as "HPMPF". Additional information about the Company can be found at its Internet Web site: www.hiltonpetroleum.com


ON BEHALF OF THE BOARD

/s/ Nick DeMare
----------------------
Nick DeMare, President


Except for the historical statements contained herein, this news release presents forward-looking statements that involve risks and uncertainties. Although the management and officers of Hilton Petroleum Ltd. believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, they give no assurance that their expectations will be achieved. Certain risks and uncertainties inherent in the company's operations include political, economic, environmental and geological issues, including but not limited to, the continued need for additional capital, the competition within the oil and gas industry, the price of oil and gas, currency fluctuations, and other risks detailed from time to time in the company's periodic reports filed with the British Columbia Securities Commission and the United States Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



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